In The News

Walthausen Small Cap Value Fund: WSCVX
Walthausen Select Value Fund Investor Class: WSVIX
Walthausen Select Value Fund Retail Class: WSVRX

WSCVX Date: 4/7/2011 NAV: 17.54 Day Change: -0.06

WSVIX Date: 4/7/2011 NAV: 10.71 Day Change: -0.01

WSVRX Date: 4/7/2011 NAV: 10.71 Day Change: -0.01

mhodge@walthausenco.com

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-925-8428. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-925-8428. The prospectus should be read carefully before investing.

The Objective of the Walthausen Small Cap Value Fund

▪ The Walthausen Small Cap Value Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Walthausen Small Cap Value Fund

▪ The Fund invests primarily in common stocks of small capitalization companies that the Advisor believes have the potential for capital appreciation. Small capitalization companies are defined as those with market capitalizations of $2 billion or less at the time of purchase. Under normal circumstances, the Fund will invest at least 80% of its net assets in common stocks of small capitalization companies, as defined above. The Board of Trustees can change this policy without shareholder approval. The Fund will notify you in writing at least 60 days before implementing any change to this policy.

▪ For temporary defensive purposes, the Fund may hold cash or cash-equivalents and invest without limit in obligations of the U.S. Government and its agencies, money market funds and money market securities, including high-grade commercial paper, certificates of deposit, repurchase agreements and short-term debt securities. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

▪ The Fund may invest in other securities as described in the Statement of Additional Information, which is available upon request.

Minimum Investments	**Initial**	**Additional**
Regular Account	**$2,500**	**$100**
IRA / Roth IRA	**$2,500**	**$100**
Automatic Investment Plan	**$2,500**	**$100***

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	**933310104**
TICKER SYMBOL:	**WSCVX**

The Objective of the Walthausen Select Value Fund

▪ The Walthausen Select Value Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Walthausen Select Value Fund

▪ The Fund invests primarily in common stocks of small and mid capitalization companies that the Advisor believes have the potential for capital appreciation. Small and mid capitalization companies are defined by the Advisor as those with market capitalizations of $4 billion or less at the time of purchase. The Fund typically invests in 40 to 50 companies. Under normal circumstances, the Fund will invest at least 80% of its net assets in U.S. common stocks of small and mid capitalization companies, as defined above. The Fund emphasizes a "value" investment style, investing in companies that appear under-priced according to certain financial measurements of their worth or business prospects. Value investing is subject to the risk that a company's intrinsic value may never be fully realized by the market or that a company judged by the Advisor to be undervalued may actually be appropriately priced.

▪ For temporary defensive purposes, the Fund may hold cash or cash-equivalents and invest without limit in obligations of the U.S. Government and its agencies, money market funds and money market securities, including high-grade commercial paper, certificates of deposit, repurchase agreements and short-term debt securities. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

▪ The Fund may invest in other securities as described in the Statement of Additional Information, which is available upon request.

Walthausen Select Value Fund Investor Class

Minimum Investments	**Initial**	**Additional**
Regular Account	**$10,000**	**$1,000**
IRA / Roth IRA	**$5,000**	**$1,000**
Automatic Investment Plan	**$5,000**	**$1,000***

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $1,000 minimum automatic monthly or quarterly investment.

CUSIP:	**933310203**
TICKER SYMBOL:	**WSVIX**

Walthausen Select Value Fund Retail Class

Minimum Investments	**Initial**	**Additional**
Regular Account	**$2,500**	**$100**
IRA / Roth IRA	**$2,500**	**$100**
Automatic Investment Plan	**$2,500**	**$100***

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	**933310302**
TICKER SYMBOL:	**WSVRX**

Prospectus
Your Guide To The Funds

[Walthausen Small Cap Value Fund Prospectus - Click Here]
[Walthausen Select Value Fund Prospectus - Click Here]

Proxy Voting Policy & Other Documents

Proxy Voting Policies and Procedures
Walthausen Small Cap Value Fund Statement of Additional Information
Walthausen Select Value Fund Statement of Additional Information

If you would like to receive an investment kit by mail please click HERE.

To view and print the prospectus, click on Prospectus above. You will need Adobe Acrobat to view the Prospectus (PDF format) - click HERE and follow the instructions, then return to this page and try again. If you have an older computer and would like to view or print a text only version of the prospectus, click **HERE**.

Applications (please be patient for downloads)

Walthausen Small Cap Value Fund
Walthausen Small Cap Value Fund Regular Account Application (non IRA) - Click Here

Walthausen Select Value Fund
Walthausen Select Value Fund Regular Account Application (non IRA) - Click Here

IRA Applications

Walthausen Small Cap Value Fund
IRA Account Application - Click Here
IRA Transfer / Direct Rollover Request Form - Click Here

Walthausen Select Value Fund
IRA Account Application - Click Here
IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet (HTML format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Applications are in the PDF format. You will need Adobe Acrobat to view or print them - click HERE and follow the instructions, then return to this page and try again. If you need any assistance, please contact us.

Investment Kit Request for the Walthausen Funds

All Walthausen Funds investment application materials are available online. To order printed material by mail please e-mail mhodge@walthausenco.com

Management

Walthausen & CO., LLC, is the investment advisor of the Funds and has responsibility for the management of the Funds' affairs, under the supervision of the Funds' Board of Trustees. Each Fund's investment portfolio is managed on a day-to-day basis by John B. Walthausen. Mr. Walthausen is the president of the Advisor. Mr. Walthausen has managed the Funds since their inception. The Advisor was organized in 2007. The address of the Advisor is 9 Executive Park Drive, Suite B, Clifton Park, NY 12065.

Mr. Walthausen's formal education includes a BA from Kenyon College and a MBA from New York University. Mr. Walthausen joined Paradigm Capital Management on its founding in 1994 as a Portfolio Manager. Mr. Walthausen's was the lead manager of the Paradigm Value Fund from January 2003 until July 2007 and oversaw approximately $1.3 billion in assets when he left Paradigm Capital Management to form Walthausen & CO., LLC. The Fund's Statement of Additional Information provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

Under the Management Agreements, the Advisor, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the assets of the Funds. For its services the Advisor receives an investment management fee equal to 1.00% of the average daily net assets of each Fund. A discussion regarding the basis of the Board of Trustees' approval of the Management Agreements between the Trust and the Advisor are available in each Fund's annual report to shareholders. Under the Services Agreements the Advisor receives an additional fee of 0.45% and is obligated to pay the operating expenses of the Funds excluding management fees, brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses. Effective August 1, 2010, Walthausen & CO., LLC has contractually agreed to reduce its Services Agreement fee for the Walthausen Small Cap Value Fund from 0.45% to 0.25% of the Fund's average daily net assets in excess of $100 million through September 30, 2013.

News

Walthausen Small Cap Value Fund 2011 Annual Report

Walthausen Select Value Fund 2011 Annual Report

Walthausen Small Cap Value Fund Fact Sheet 12/31/10

Walthausen Small Cap Value Fund Fact Sheet 9/30/10

Walthausen Small Cap Value Fund 2010 Semi-Annual Report

Walthausen Small Cap Value Fund Fact Sheet 6/30/10

Walthausen Small Cap Value Fund Fact Sheet 3/31/10

Walthausen Small Cap Value Fund 2010 Annual Report

Walthausen Small Cap Value Fund Fact Sheet 12/31/09

Walthausen Small Cap Value Fund Fact Sheet 9/30/09

Walthausen Small Cap Value Fund 2009 Semi-Annual Report

Walthausen Small Cap Value Fund Fact Sheet 6/30/09

Walthausen Small Cap Value Fund Receives NASDAQ Ticker Symbol

Walthausen Small Cap Value Fund 2009 Annual Report

Walthausen Small Cap Value Fund Fact Sheet 3/31/09

Walthausen Small Cap Value Fund Fact Sheet 1/31/09

Walthausen Small Cap Value Fund Fact Sheet 10/31/08

Walthausen Small Cap Value Fund 2008 Semi-Annual Report

Walthausen Small Cap Value Fund Now Available on Schwab's Mutual Fund OneSource Service®

Walthausen Small Cap Value Fund Fact Sheet 7/31/08

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Contact Information

Shareholder Services
(888) 925-8428

Operations
Mark Hodge
(518) 348-7217
Email: mhodge@walthausenco.com